UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2009

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.
A Publicly-held Company
Corporate Taxpayer’s ID (CNPJ) 02.429.144/0001 -93 –
Company Registry (NIRE) 353.001.861 -33

EXCERPT FROM THE MINUTES OF THE 141st MEETING OF THE BOARD OF
DIRECTORS HELD ON AUGUST 10, 2009

1. DATE, TIME AND PLACE: On August 10, 2009 at 5:00 p.m. at the registered offices of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, 1510, 14th floor, in the city and state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 2 of Article 18 of CPFL Energia’s Bylaws.

3. ATTENDANCE: All members of the Board of Directors (“Board”) and José Reninaldo

Magalhães, President of the Fiscal Council.

4. CHAIR: Chairman – Luiz Anibal de Lima Fernandes and Secretary - Gisélia Silva.

5. AGENDA: Declaration of an interim dividend to the debt of the net income account verified in the balance sheet raised on June 30, 2009 by CPFL Energia and its controlled companies.

6. MATTERS DISCUSSED AND RESOLUTIONS ADOPTED:

After preliminary clarifications, the Chairman of the Board informed attending members that the votes of the Board Members appointed by the controlling shareholders would be counted pursuant to items 5.1, 6.1 and 7.1 of the Shareholders Agreement filed with the Company, dated March 22 2002, as amended on August 27 2002, November 5 2003 and December 6 2007.

After examination and discussion of the matters on the Agenda, the following resolutions were adopted:

(i)
(i.i) Approved, pursuant to the provision in item “v” of Article 18 and Paragraph 1 of Article 32 of the Company’s Bylaws and in accordance with the Board of Executive Officers’ Resolution 2009047, the declaration of an interim dividend for account of net income recorded in the half year balance sheet raised on June 30, to be incorporated in the minimum mandatory dividend for the fiscal year 2009 in the value of R$ 571,670,544.88 (five hundred and seventy-one million, six hundred and seventy thousand, five hundred and forty-four Reais, eighty-eight centavos), corresponding to the value of R$ 1.191201324 per share.

Those shareholders with a share position on the record date of August 17 shall be entitled to receive the dividend herein approved. Payout shall be effected on a date to be decided by the Board of Executive Officers during the course of this fiscal year, according to the availability of cash, the share to be negotiated ex-dividends as from August 18 2009;

CPFL ENERGIA S.A.
A Publicly-held Company
Corporate Taxpayer’s ID (CNPJ) 02.429.144/0001 -93 –
Company Registry (NIRE) 353.001.861 -33

(i.ii) Recommended approval of the declaration of an interim dividend to the debit of the net income account recorded in the balance sheet of June 30, 2009 by the representatives of the Company at the meetings of the respective management bodies of the controlled companies CPFL Paulista, CPFL Piratininga, CPFL Geração, CPFL Brasil, CPFL Santa Cruz, RGE, CPFL Jaguari, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa, Paulista Lajeado, Jaguari Geração, CPFL Cone Sul, CPFL Sul Centrais, CPFL Meridional, and CPFL Planalto, pursuant to the respective resolutions of the Board of Executive Officers numbers 2009130, 2009092, 2009051, 2009069, 2009048, 20091629, 2009043, 2009044, 2009046, 2009039, 2009009, 2009011, 2009010, 2009010, 2009011, and 2009009;

7. CLOSURE: With no further items on the agenda for discussion, the meeting was adjourned, these minutes being drafted, and, having been read and approved, were signed by all attending Board Members and by the Secretary. Luiz Anibal de Lima Fernandes, Ricardo Carvalho Giambroni, Ricardo C. Giambroni, Francisco Caprino Neto, José Ayres de Campos, Milton Luciano dos Santos, Susana Hanna Stiphan Jabra, Ana Dolores M. Carneiro de Novaes, and Gisélia Silva (Secretary).

This is a free English Translation of the excerpt from the original minutes drafted to the Minutes Register.

Gisélia Silva
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2009

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.